SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 7)
Under the Securities Exchange Act of 1934

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class and Securities)

14888T104

(CUSIP Number of Class of Securities)

Third Avenue Management LLC Attn: Mr. David Barse 622 Third Avenue, 32nd Floor New York, NY 10017 (212) 888-2290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐ .
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104

1	NAMES OF REPORTING PERSONS Third Avenue Management LLC I .D. No. 01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		128,270,231 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		136,829,337 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,829,337 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

1A
Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Explanatory Note
This Amendment No. 7 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM, Amendment No. 2 to the Schedule 13D filed on October 27, 2006 by TAM, Amendment No. 3 to the Schedule 13D filed on November 14, 2007 by TAM, Amendment No. 4 to the Schedule 13D filed on December 19, 2007 by TAM, Amendment No. 5 to the Schedule 13D filed on January 9, 2008 by TAM and Amendment No. 6 to the Schedule 13D filed on February 10, 2008 by TAM (the “Statement”) relating to the common shares of (“Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”).
Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended in its entirety to read as follows:
On April 10, 2008, the Company announced that it had completed the acquisition from a subsidiary of Abitibi Bowater of the Snowflake Arizona recycled newsprint mill for a total consideration of U.S.$161 million in cash. The definitive agreement to make such acquisition was previously announced on February 11, 2008. The acquisition, which was subject to the consent of the U.S. Department of Justice, other customary conditions and completion of a rights offering, was financed through a combination of debt and equity.
The Company raised the equity portion of the financing through a rights offering in an amount equal to C$125 million, resulting in the issuance of approximately 167.1 million subscription receipts on April 8, 2008. Such subscription receipts were converted on a one-for-one basis, without further payment therefor, into Common Shares of the Company as of April 10, 2008, upon the consummation by the Company of the Snowflake acquisition. The rights offering, which was also subject to regulatory approval, was made pursuant to a prospectus filed in each of the provinces of Canada and a registration statement filed with the U.S. Securities and Exchange Commission. As previously reported, in connection with the rights offering, the Company entered into an oversubscription agreement with Third Avenue Trust, on behalf of Third Avenue International Value Fund (“TAVIX”), an investment company formed under the Investment Company Act of 1940, as amended, for which TAM serves as investment adviser. As contemplated by the oversubscription agreement, the Company also entered into a registration rights agreement with Third Avenue Trust, on behalf of TAVIX, pursuant to which TAVIX and certain other holders of Common Shares that are advised by TAM have registration rights with respect to the newly acquired shares for a period of 10 years.
Pursuant to the rights offering, TAVIX purchased 31,190,852 Common Shares, Third Avenue Small-Cap Value Fund purchased 9,422,473 Common Shares, and Third Avenue Variable Series Trust purchased 835,082 Common Shares. Also pursuant to the rights offering, certain sub-advised funds and separately managed accounts for which TAM serves as investment adviser purchased an estimated aggregate of 19,373,241 Common Shares. Due to the delay of certain transfer agents and custodians in allocating the Common Shares associated with oversubscriptions, TAM has estimated the purchases by such sub-advised funds and separately managed accounts and undertakes to update this report with the fixed number of shares purchased at the earliest practicable date.
As previously reported, TAM may, in its capacity as a registered investment adviser to certain investment companies and separately managed accounts, from time to time acquire control or direction over additional Common Shares, sell Common Shares or cease to exercise control or direction over Common Shares.
Other than the aforementioned transaction, TAM has no present plans or proposals which relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:
(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 136,829,337 Common Shares, constituting approximately 35.84% of the 381,753,490 Common Shares outstanding as of April 17, 2008.
A. Third Avenue International Value Fund
(a)	Amount beneficially owned: 71,271,097 Common Shares.
(b)	Percent of class: 18.67%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 71,271,097
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 71,271,097
(iv)	Shared power to dispose or direct the disposition: 0
B. Third Avenue Management Separately Managed Accounts
(a)	Amount beneficially owned: 42,154,988 Common Shares.
(b)	Percent of class: 11.04%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 33,595,882
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 42,154,988
(iv)	Shared power to dispose or direct the disposition: 0
C. Third Avenue Small-Cap Value Fund
(a)	Amount beneficially owned: 21,530,352 Common Shares.
(b)	Percent of class: 5.64%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 21,530,352
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 21,530,352
(iv)	Shared power to dispose or direct the disposition: 0
D. Third Avenue Variable Series Trust
(a)	Amount beneficially owned: 1,872,900 Common Shares.
(b)	Percent of class: 0.49%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 1,872,900
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,872,900
(iv)	Shared power to dispose or direct the disposition: 0
(c) TAM has effected the following transactions in the Common Shares in the past sixty days:

		Amount of	Price per
	Date of	Common Shares	Common Share	Where and How
Transaction Effected By:	Transaction	Involved	CAD	Effected
Separately managed accounts	02/13/08	40,250	n/a	Closed account
Separately managed accounts	02/22/08	50,400	n/a	Closed account
Separately managed accounts	02/29/08	54,025	n/a	Closed account
Third Avenue Management Separately Managed Accounts	04/10/08	19,373,241	$0.75	Rights offering
Third Avenue Small-Cap Value Fund	04/10/08	9,422,473	$0.75	Rights offering
Third Avenue International Value Fund	04/10/08	31,190,852	$0.75	Rights offering
Third Avenue Variable Series Trust	04/10/08	835,082	$0.75	Rights offering

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.
(e) Not applicable.
Item 7. Material to be Filed as an Exhibit
Item 7 of the Statement hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit
No.	Description

1	Company Press Release dated April 10, 2008.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: April 18, 2008

THIRD AVENUE MANAGEMENT LLC

/s/ W. James Hall

Name: W. James Hall
Title: General Counsel